UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, BC  V6M 4E1  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Incorporation by Reference

Documents included as part of this Report:

Exhibit No.	Document

99.1	Amended unaudited interim financial statements for the nine months ended August 31, 2020
99.2	Amended Management’s Discussion & Analysis for the nine months ended August 31, 2020
99.3	CEO Certification of Refiled Interim Filings
99.4	CFO Certification of Refiled Interim Filings
99.5	Unaudited interim financial statements for the three months ended February 28, 2021
99.6	Management’s Discussion & Analysis for the three months ended February 28, 2021
99.7	CEO Certification of Interim Filings
99.8	CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Charles Brezer
Charles Brezer
Director

Date:	April 15, 2021